Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Earns Modest Profit in Tight Market

ST. LOUIS, May 6, 2011 – With tight budgets continuing to constrain its healthcare markets, Allied Healthcare Products (NASDAQ: AHPI) reported a modest profit in the third quarter of fiscal year 2011 and further improvement in its year-over-year performance.
Net income for the quarter ending March 31, was about $60,000, or 1 cent per basic and diluted share, compared to $37,000, or zero cents per share, for the previous year’s quarter. For the first three quarters of the fiscal year, net income was about $90,000, or 1 cent per basic and diluted share, versus a loss of $685,000, or negative 9 cents per share, for the previous year’s first three quarters.
Sales were essentially flat.  For the third quarter, sales totaled about $11.3 million, slightly below the $11.6 million of the prior year’s quarter.  For the first three quarters of the fiscal year, sales were about $34.7 million, about $300,000 above the previous year’s level.
Commodity prices for materials such as brass continued to increase in the third quarter. However, Allied offset most of the effect of those increases with cost containment efforts in other areas of the business.
Allied also reduced selling, general and administrative (SG&A) costs significantly. In the third quarter, Allied cut SG&A costs by more than $210,000, or about 8 percent, compared to the previous year’s third quarter.
“Our customers at all levels face tough budget challenges,” said Earl Refsland, Allied president and chief executive officer. “We have managed our company accordingly and are well positioned for a return to more normal markets.”

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.
“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

##

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Nine months ended,
	March 31,		March 31,
	2011	2010	2011	2010

Net sales	$11,338,196	$11,627,418	$34,681,610	$34,366,002
Cost of sales	8,729,823	8,781,739	26,712,541	26,172,709
Gross profit	2,608,373	2,845,679	7,969,069	8,193,293

Selling General and administrative expenses	2,494,806	2,705,644	7,780,116	9,197,535
Income (loss) from operations	113,567	140,035	188,953	(1,004,242)

Interest income	(8,150)	(2,956)	(23,692)	(4,403)
Interest expense	-	190	66	2,764
Other, net	24,421	80,791	67,931	103,588
	16,271	78,025	44,305	101,949

Income (loss) before provision for (benefit from) income taxes	97,296	62,010	144,648	(1,106,191)
Provision for (benefit from) income taxes	36,972	24,480	54,966	(420,353)
Net income (loss)	$60,324	$37,530	$89,682	$(685,838)

Net income (loss) per share - Basic	$0.01	$0.00	$0.01	$(0.09)

Net income (loss) per share - Diluted	$0.01	$0.00	$0.01	$(0.09)

Weighted average common shares outstanding - Basic	8,113,434	8,093,386	8,101,643	8,057,890

Weighted average common shares outstanding - Diluted	8,195,174	8,183,907	8,121,042	8,057,890

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2011	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$5,802,586	$5,263,324
Accounts receivable, net of allowances of $300,000	5,289,283	5,418,253
Inventories, net	11,215,012	11,155,456
Income tax receivable	776,581	877,665
Other current assets	256,765	221,840
Total current assets	23,340,227	22,936,538
Property, plant and equipment, net	8,725,413	9,661,395
Other assets, net	323,899	333,084
Total assets	$32,389,539	$32,931,017

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,981,314	$1,950,446
Other accrued liabilities	1,969,594	2,241,259
Deferred income taxes	423,328	429,699
Deferred revenue	688,200	688,200
Total current liabilities	5,062,436	5,309,604

Deferred revenue	286,750	802,900

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 and 10,396,878 shares issued at March 31, 2011 and June 30, 2010, respectively; 8,124,386 and 8,093,386 shares outstanding at March 31, 2011 and June 30, 2010, respectively	104,279	103,969
Additional paid-in capital	48,494,770	48,362,922
Accumulated deficit	(827,268)	(916,950)
Less treasury stock, at cost; 2,303,492 shares at March 31, 2011 and June 30, 2010, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	27,040,353	26,818,513
Total liabilities and stockholders' equity	$32,389,539	$32,931,017